Back 2015-05-22, 17:03:23, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Jennings.R **Issuer:** TransGlobe Ener **Security:** DSU Cash

Transaction Number	2660605		
Security designation	DSU (Cash)		
Opening balance of securities or contracts held	28427		
Date of transaction	2015-05-15		
Nature of transaction	56 - Grant of rights		
Number or value of securities or contracts acquired	38045		
Equivalent number or value of underlying securities acquired	38045		
Number or value of securities or contracts disposed of			
Equivalent number or value of underlying securities disposed of			
Unit price or exercise price	4.9900	Currency	Canadian Dollar
Conversion or Exercise price		Currency	
Date of expiry or maturity			
Closing balance of securities or contracts held	66472	Insider's calculated balance	
Filing date/time	2015-05-22 17:02:58		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities